================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         ------------------------------

                              LEVEL 8 SYSTEMS, INC.
                                (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE                     52729M102
    (Title of class of securities)                         (CUSIP number)

                                   MLBC, INC.
                                  222 BROADWAY
                            NEW YORK, NEW YORK 10038
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             HOWARD CHATZINOFF, ESQ.
                               S. WADE ANGUS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                 JANUARY 3, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


================================================================================



NY2:\1113952\05\NVJ405!.DOC\63080.0100

-------------------------------------------------                 -----------------------------------------------------------------
CUSIP No.  52729M102                                    13D                                                          Page 2
-------------------------------------------------                 -----------------------------------------------------------------
-------------   -------------------------------------------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSON                                         MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                S.S. OR I.R.S. IDENTIFICATION NO.                                13-5674085
                OF ABOVE PERSON
-------------   -------------------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                    (b) [X]
-------------   -------------------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
-------------   -------------------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                             00
-------------   -------------------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                                          [ ]
-------------   -------------------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                              Delaware
-------------   -------------------------------------------------------------------------------------------------------------------
                          7                 SOLE VOTING POWER:                                                              0
  NUMBER OF
    SHARES

 BENEFICIALLY
   OWNED BY

     EACH
  REPORTING

 PERSON WITH
                -----------------------     ---------------------------------------------------------------------------------------
                          8                 SHARED VOTING POWER:                                                             0

                -----------------------     ---------------------------------------------------------------------------------------
                          9                 SOLE DISPOSITIVE POWER:                                                          0

                -----------------------     ---------------------------------------------------------------------------------------
                          10                SHARED DISPOSITIVE POWER:                                                        0

-------------   -------------------------------------------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                                     0
-------------   -------------------------------------------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]
-------------   -------------------------------------------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                             0%
-------------   -------------------------------------------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON:                                        BD, IA, CO
-------------   -------------------------------------------------------------------------------------------------------------------




                                       2

-------------------------------------------------                 -----------------------------------------------------------------
CUSIP No.  52729M102                                    13D                                                          Page 3
-------------------------------------------------                 -----------------------------------------------------------------

-------------   -------------------------------------------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSON                                         MLBC, INC.
                S.S. OR I.R.S. IDENTIFICATION NO.                                13-3433608
                OF ABOVE PERSON
-------------   -------------------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                    (b) [X]
-------------   -------------------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
-------------   -------------------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                             00
-------------   -------------------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                                          [ ]
-------------   -------------------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                              Delaware
-------------   -------------------------------------------------------------------------------------------------------------------
                          7                 SOLE VOTING POWER:                                                      1,229,000
  NUMBER OF
    SHARES

 BENEFICIALLY
   OWNED BY

     EACH
  REPORTING

 PERSON WITH
                -----------------------     ---------------------------------------------------------------------------------------
                          8                 SHARED VOTING POWER:                                                     7,534,286*

                -----------------------     ---------------------------------------------------------------------------------------
                          9                 SOLE DISPOSITIVE POWER:                                                  1,229,000

                -----------------------     ---------------------------------------------------------------------------------------
                          10                SHARED DISPOSITIVE POWER:                                                        0

-------------   -------------------------------------------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                             7,534,286*
-------------   -------------------------------------------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]
-------------   -------------------------------------------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                         42.4%
-------------   -------------------------------------------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON:                                        CO
-------------   -------------------------------------------------------------------------------------------------------------------


* See Item 5 of this Amendment No.1





                                       3

-------------------------------------------------                 -----------------------------------------------------------------
CUSIP No.  52729M102                                    13D                                                          Page 4
-------------------------------------------------                 -----------------------------------------------------------------

-------------   -------------------------------------------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSON                                  MERRILL LYNCH & CO., INC.
                S.S. OR I.R.S. IDENTIFICATION NO.                         13-2740599
                OF ABOVE PERSON
-------------   -------------------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [ ]
                                                                                                               (b) [X]
-------------   -------------------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
-------------   -------------------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                             Not applicable
-------------   -------------------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                                     [ ]
-------------   -------------------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                          Delaware
-------------   -------------------------------------------------------------------------------------------------------------------
                          7                 SOLE VOTING POWER:                                     Disclaimed (See 11 below)
  NUMBER OF
    SHARES

 BENEFICIALLY
   OWNED BY

     EACH
  REPORTING

 PERSON WITH
                -----------------------     ---------------------------------------------------------------------------------------
                          8                 SHARED VOTING POWER:                                    Disclaimed (See 11 below)

                -----------------------     ---------------------------------------------------------------------------------------
                          9                 SOLE DISPOSITIVE POWER:                                 Disclaimed (See 11 below)

                -----------------------     ---------------------------------------------------------------------------------------
                          10                SHARED DISPOSITIVE POWER:                                                0

-------------   -------------------------------------------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  Beneficial ownership of all shares
                                                                                          disclaimed by Merrill Lynch & Co., Inc.
-------------   -------------------------------------------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [ ]
-------------   -------------------------------------------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 Not applicable (See 11 above)
-------------   -------------------------------------------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON:                                        CO, HC
-------------   -------------------------------------------------------------------------------------------------------------------






                                       4

-------------------------------------------------                 -----------------------------------------------------------------
CUSIP No.  52729M102                                    13D                                                          Page 5
-------------------------------------------------                 -----------------------------------------------------------------

-------------   -------------------------------------------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSON                                  MERRILL LYNCH GROUP, INC.
                S.S. OR I.R.S. IDENTIFICATION NO.                         13-3408201
                OF ABOVE PERSON
-------------   -------------------------------------------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [ ]
                                                                                                               (b) [X]
-------------   -------------------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY
-------------   -------------------------------------------------------------------------------------------------------------------
     4          SOURCE OF FUNDS:                                                             Not applicable
-------------   -------------------------------------------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                                     [ ]
-------------   -------------------------------------------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                          Delaware
-------------   -------------------------------------------------------------------------------------------------------------------
                          7                 SOLE VOTING POWER:                                     Disclaimed (See 11 below)
  NUMBER OF
    SHARES

 BENEFICIALLY
   OWNED BY

     EACH
  REPORTING

 PERSON WITH
                -----------------------     ---------------------------------------------------------------------------------------
                          8                 SHARED VOTING POWER:                                    Disclaimed (See 11 below)

                -----------------------     ---------------------------------------------------------------------------------------
                          9                 SOLE DISPOSITIVE POWER:                                 Disclaimed (See 11 below)

                -----------------------     ---------------------------------------------------------------------------------------
                          10                SHARED DISPOSITIVE POWER:                                                0

-------------   -------------------------------------------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   Beneficial ownership of all shares
                                                                                           disclaimed by Merrill Lynch Group, Inc.
-------------   -------------------------------------------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [ ]
-------------   -------------------------------------------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                              Not applicable (See 11 above)
-------------   -------------------------------------------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON:                                        CO
-------------   -------------------------------------------------------------------------------------------------------------------



                     This Amendment No. 1 amends the Schedule 13D dated September 8, 2000, and is filed by Merrill Lynch, Pierce, Fenner & Smith Incorporated, MLBC, Inc., Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc. (collectively, the "Reporting Persons"), with respect to the common stock, par value $0.001 per share ("Common Stock"), of Level 8 Systems, Inc. (the "Company").


ITEM 2.              IDENTITY AND BACKGROUND

                     Item 2 is amended as follows:

                     On November 29, 2001, Merrill Lynch, Pierce, Fenner & Smith ("MLPFS") transferred 1,000,000 shares of Common Stock to its affiliate, MLBC, Inc. ("MLBC"), without consideration in exchange, pursuant to an Assignment Agreement dated as of November 29, 2001.

                     MLBC is a wholly-owned subsidiary of Merrill Lynch Group, Inc. ("MLG"). MLG is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch"), a holding company that, through its subsidiaries and affiliates, provides investment, financing, advisory, insurance and related products and services on a global basis. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as
Exhibit 3.

                     MLBC's state of incorporation is Delaware. The address of its principal business and its principal office is 222 Broadway, New York, New York 10038.

                     MLG's state of incorporation is Delaware. The address of its principal business and its principal office is 4 World Financial Center, New York, New York 10080.

                     Merrill Lynch's state of incorporation is Delaware. The address of its principal business and its principal office is 4 World Financial Center, New York, New York 10080.

                     MLPFS ceased to be a Reporting Person on November 29, 2001, when it no longer owned any shares of Common Stock.

                     The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of MLBC, MLG, and Merrill Lynch are set forth on Schedule A, Schedule B and Schedule C attached hereto, respectively.

                     During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the their directors and executive officers have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

                     This statement is being filed while the Reporting Persons are still in the process of verifying all information required herein from their respective directors and executive officers, including, without limitation, the information required by this Item 2 and Item 5 of this Amendment No.1. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained in this Amendment No.1, an amendment to this statement will be filed that will disclose any such change.


ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     Item 3 is supplemented as follows:

                     MLBC entered into a Purchase Agreement with the Company, dated as of January 3, 2002 (the "Purchase Agreement"), whereby MLBC agreed to purchase, subject to certain conditions, 250,000 shares of Common Stock. A copy of the Purchase Agreement is filed herewith as Exhibit 1. The consideration paid by MLBC to the Company for the 250,000 shares of Common Stock consisted of MLPFS extending a software license agreement with the Company. The purchase of the Common Stock by MLBC from the Company pursuant to the Purchase Agreement was consummated on January 3, 2002.

ITEM 4.              PURPOSE OF TRANSACTION

                     Item 4 is supplemented as follows:

                     MLBC acquired the shares of Common Stock of the Company as an investment and holds the shares of Common Stock in the ordinary course of business and, except as set forth herein, not with the purpose or effect of changing the control of the Company.

                     MLBC intends to review its investment in the Company on a regular basis and as a result of such review may at any time or from time to time acquire additional securities of the Company or dispose of securities of the Company, in each case, in open market transactions or otherwise.

                     In connection with its acquisition of shares of Common Stock from MLPFS and pursuant to an assignment of MLPFS' rights related to its ownership of shares of Common Stock, MLBC became party to a Stockholders' Agreement dated as of August 23, 2000. Such Stockholders' Agreement has been previously filed.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on January 3, 2002, MLBC owned an aggregate of 1,229,000 shares of Common Stock of the Company, representing approximately 7.4% of the Common Stock outstanding on January 3, 2002, based on 16,260,559 shares outstanding as of December 28, 2001 (as supplied by the Company's transfer agent) plus the additional 250,000 shares issued by the Company on January 3, 2002.

                     The responses of the Reporting Persons to Rows (11) through
(13) of the cover pages of this Amendment No.1 are incorporated herein by reference.

                     Merrill Lynch and MLG disclaim beneficial ownership of shares of Common Stock beneficially owned by MLBC, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Merrill Lynch and MLG by virtue of Merrill Lynch and MLG being the direct or indirect parent companies of MLBC.

(A) The filing of this Amendment No.1 shall not be construed as an admission by either Merrill Lynch or MLG that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the Common Stock held by MLBC.

                     Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock beneficially owned by Liraz Systems Ltd., Liraz Export (1990) Ltd., Advanced Systems Europe B.V., Welsh, Carson, Anderson & Stowe VI, L.P., WCAS Information Partners, L.P. and WCAS Capital Partners II, L.P. (collectively, the "Company Stockholders"), which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by the Reporting Persons by virtue of MLBC and these stockholders of the Company being party to a Stockholders Agreement, dated August 23, 2000. The Company Stockholders beneficially own in the aggregate 6,305,286 shares of Common Stock (based on the disclosures contained in the respective Schedules 13D and amendments thereto) filed by the Company Stockholders through January 31, 2002. Row 13 of the cover pages of this Amendment No.1 is calculated based on (i) 16,260,559 shares of Common Stock outstanding as of December 28, 2001 (as supplied by the Company's transfer agent) plus (ii) the additional 250,000 shares issued by the Company on January 3, 2000 plus (iii) 1,239,032 shares which may be issued upon conversion of Series A Preferred Stock, or exercise of warrants, owned by the Company Stockholders based on the disclosures contained in the respective Schedules 13D (and amendments thereto) filed by the Company Stockholders through January 31, 2002. The filing of this Amendment No.1 shall not be construed as an admission by any Reporting Person that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the Common Stock held by such other parties to the Stockholders Agreement.

(B) Neither the filing of this Amendment No.1, nor anything contained herein is intended as, or should be construed as, an admission that either Merrill Lynch or MLG is the "beneficial owner" of any shares of Common Stock.

(C) Neither the filing of this Amendment No.1, nor anything contained herein is intended as, or should be construed as, an admission that any Reporting Person is the "beneficial owner" of any shares of Common Stock of any other person referenced in this Amendment No.1.

                     Except as disclosed in this Item 5(a), none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons beneficially owns any shares of Common Stock.

(b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No.1 and (ii) Item 5(a) hereof are incorporated by reference.

                     Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons has the power to vote, direct the voting of, dispose of or direct the disposition of any shares of Common Stock which they may be deemed to beneficially own.

(c) The information set forth in Item 3 of this Amendment No.1 is hereby incorporated by reference herein.

                     In addition to the transactions described in Item 2 and
Item 6 of this Amendment No. 1 (which are hereby incorporated by reference), on January 1, 2002, MLBC transferred a total of 21,000 shares of Common Stock to five former employees of Merrill Lynch pursuant to various professional service agreements dated as of December 31, 2000 with such respective former employees.

                     Except as disclosed above and in Item 3 of this Amendment No. 1, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons has effected any transaction in the Common Stock in the past 60 days, other than transactions in the ordinary course of business effected by Merrill Lynch or any of its affiliates on behalf of their respective customers, including, without limitation, transactions effected by MLPFS in its capacity as a broker-dealer.

(d) Not applicable.

(e) MLPFS ceased to be a Reporting Person as of November 29, 2001 when it no longer owned any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                     In addition to the Purchase Agreement, the Company and MLBC entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated January 3, 2002, pursuant to which the Company granted MLBC certain rights to demand that the Company register under the Securities Act the Common Stock owned by MLBC, and to allow MLBC to include such Common Stock in any registration statement filed by the Company (other than on Form S-4 or S-8, or any successor form thereto, for securities to be offered in a transaction of the type referred to in Rule 145 of the Securities Act or to employees of the Company pursuant to any employee benefit plan, respectively). A copy of the Registration Rights Agreement is filed herewith as Exhibit 2.

                     The information set forth in Items 2, 3, 4 and 5(a) of this Amendment No.1 is hereby incorporated by reference herein.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS

                     1. Purchase Agreement, dated January 3, 2002, between the Company and MLBC (filed as an exhibit to the Form 8-K filed by the Company with the SEC on January 11, 2002 and is hereby incorporated by reference herein).

                     2. Registration Rights Agreement, dated January 3, 2002, between the Company and MLBC (filed as an exhibit to the Form 8-K filed by the Company with the SEC on January 11, 2002 and is hereby incorporated by reference herein).

                     3. Joint Filing Agreement by and between MLPFS, MLBC, MLG and Merrill Lynch & Co., Inc., dated January 31, 2002.

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: January 31, 2002


                            MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

                            By:  /s/ Jonathan N. Santelli
                                ----------------------------------------------
                                 Name: Jonathan N. Santelli
                                 Title:  Assistant Secretary


                            MERRILL LYNCH GROUP, INC.

                            By:  /s/ Andrew Quigley
                                ----------------------------------------------
                                 Name: Andrew Quigley
                                 Title:  Secretary


                            MERRILL LYNCH & CO., INC.

                            By:  /s/ Jonathan N. Santelli
                                ----------------------------------------------
                                 Name: Jonathan N. Santelli
                                 Title: Assistant Secretary


                            MLBC, INC.

                            By:  /s/ Jonathan N. Santelli
                                ----------------------------------------------
                                 Name: Jonathan N. Santelli
                                 Title: Assistant Secretary

                          SCHEDULE A TO AMENDMENT NO. 1
                          -----------------------------

NAMES OF DIRECTORS AND
EXECUTIVE OFFICERS              OFFICE                                 CITIZENSHIP          BUSINESS ADDRESS
------------------              ------                                 -----------          ----------------
David W. Tralka                 Chairman of the Board and Director     United States of     222 Broadway, 17th  Fl.
                                                                       America              New York, NY 10038
James A. Koepke                 President and Director                 United States of     222 Broadway, 17th  Fl.
                                                                       America              New York, NY 10038
Eric J. Mueller                 Vice President, Treasurer and          United States of     222 Broadway, 17th  Fl.
                                Director                               America              New York, NY 10038
Karen R. Ryan                   Vice President and Director            United States of     222 Broadway, 17th  Fl.
                                                                       America              New York, NY 10038
Michael J. Troccoli             Director                               United States of     222 Broadway, 17th  Fl.
                                                                       America              New York, NY 10038


                          SCHEDULE B TO AMENDMENT NO. 1
                          -----------------------------

NAMES OF DIRECTORS AND
EXECUTIVE OFFICERS            OFFICE                              CITIZENSHIP          BUSINESS ADDRESS
------------------            ------                              -----------          ----------------
John C. Stomber               President, Treasurer and Director   United States of     4 World Financial Center, 32nd Fl.
                                                                  America              New York, NY 10080
D. Kevin Dolan                Vice President and Director         United States of     4 World Financial Center, 32nd Fl.
                                                                  America              New York, NY 10080
John Fosina                   Vice President and Director         United States of     4 World Financial Center, 32nd Fl.
                                                                  America              New York, NY 10080
Katherine Hudson Zrike        Vice President and Director         United States of     4 World Financial Center, 32nd Fl.
                                                                  America              New York, NY 10080


                          SCHEDULE C TO AMENDMENT NO. 1
                          -----------------------------

NAMES OF DIRECTORS AND
EXECUTIVE OFFICERS                    OFFICE                              CITIZENSHIP          BUSINESS ADDRESS
------------------                    ------                              -----------          ----------------
David H. Komansky                     Chairman of the Board, Chief        United States of     4 World Financial Center, 32nd Fl.
                                      Executive Officer and Director      America              New York, NY 10080

E. Stanley O'Neal                     President, Chief Operating          United States of     4 World Financial Center, 32nd Fl.
                                      Officer and Director                America              New York, NY 10080

Stephen L. Hammerman                  Vice Chairman of the Board and      United States of     4 World Financial Center, 32nd Fl.
                                      Director                            America              New York, NY 10080

W. H. Clark                           Director                            United States of     c/o Corporate Secretary's Office
                                                                          America              222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

Jill K. Conway                        Director                            United States of     c/o Corporate Secretary's Office
                                                                          America              222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

George B. Harvey                      Director                            United States of     c/o Corporate Secretary's Office
                                                                          America              222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

Robert P. Luciano                     Director                            United States of     c/o Corporate Secretary's Office
                                                                          America              222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

Heinz-Joachim Neuburger               Director                            Germany              c/o Corporate Secretary's Office
                                                                                               222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

David K. Newbigging                   Director                            United Kingdom       c/o Corporate Secretary's Office
                                                                                               222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

Aulana L. Peters                      Director                            United States of     c/o Corporate Secretary's Office
                                                                          America              222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

John J. Phelan, Jr.                   Director                            United States of     c/o Corporate Secretary's Office
                                                                          America              222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

Joseph W. Prueher                     Director                            United States of     c/o Corporate Secretary's Office
                                                                          America              222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

Rosemary T. Berkery                   Executive Vice President            United States of     4 World Financial Center, 32nd Fl.
                                                                          America              New York, NY 10080

Thomas W. Davis                       Executive Vice President            United States of     4 World Financial Center, 8th Fl.
                                                                          America              New York, NY 10080

Barry S. Friedberg                    Executive Vice President            United States of     4 World Financial Center, 32nd Fl.
                                                                          America              New York, NY 10080

James P. Gorman                       Executive Vice President            Australia            4 World Financial Center, 32nd Fl.
                                                                                               New York, NY 10080

Jerome P. Kenney                      Executive Vice President            United States of     4 World Financial Center, 32nd Fl.
                                                                          America              New York, NY 10080


                                       C-1

NAMES OF DIRECTORS AND
EXECUTIVE OFFICERS                    OFFICE                              CITIZENSHIP          BUSINESS ADDRESS
------------------                    ------                              -----------          ----------------

Michael J.P. Marks                    Executive Vice President            United Kingdom       MLFC Main
                                                                                               2 King Edward Street, 5th Fl.
                                                                                               London, UK EC1A 1HQ

John A. McKinley, Jr.                 Executive Vice President (and       United States of     4 World Financial Center, 32nd Fl.
                                      Chief Technology Officer)           America              New York, NY 10080

Thomas H. Patrick                     Executive Vice President (and       United States of     4 World Financial Center, 32nd Fl.
                                      Chief Financial Officer)            America              New York, NY 10080

Paul D. Roy                           Executive Vice President            United Kingdom       MLFC Main
                                                                                               2 King Edward Street, 2nd Fl.
                                                                                               London, UK EC1A 1HQ

Arshad R. Zakaria                     Executive Vice President            United States of     4 World Financial Center, 8th Fl.
                                                                          America              New York, NY 10080



                                  EXHIBIT INDEX


Exhibit No.
-----------

Exhibit 1 Purchase Agreement, dated January 3, 2002, between the Company and MLBC (filed as an exhibit to the Form 8-K filed by the Company with the SEC on January 11, 2002 and is hereby incorporated by reference herein).

Exhibit 2 Registration Rights Agreement, dated January 3, 2002, between the Company and MLBC (filed as an exhibit to the Form 8-K filed by the Company with the SEC on January 11, 2002 and is hereby incorporated by reference herein).

Exhibit 3 Joint Filing Agreement by and between Merrill Lynch, Pierce, Fenner & Smith Incorporated, MLBC, Inc., Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc., dated January 31, 2002.